SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.7)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

He Jian

4 Pandan Crescent

#03-03 Logos eHub

Singapore (128475)

+(65) 6305 9667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D
CUSIP No. 53225G102

NAMES OF REPORTING PERSONS
1
Itelite Holding Limited
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
2		(b)	☒

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4	SC

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,159,772 ordinary shares(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,159,772 ordinary shares(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,159,772 ordinary shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Including 579,886 ADSs, representing 1,159,772 ordinary shares.

(2) The calculation of this percentage is based on 225,271,403 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of September 30, 2023, as informed by the Issuer.

13D
CUSIP No. 53225G102

NAMES OF REPORTING PERSONS
1
Ezbuy Talents Holding Limited
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
2		(b)	☒

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4	SC

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,561,018 ordinary shares(3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,561,018 ordinary shares(3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,561,018 ordinary shares(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(4)

14	TYPE OF REPORTING PERSON
CO

(3) Including (a) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (b) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

(4) The calculation of this percentage is based on 225,271,403 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of September 30, 2023, as informed by the Issuer.

13D
CUSIP No. 53225G102

NAMES OF REPORTING PERSONS
1
Conner Growth Holding Limited
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
2		(b)	☒

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4	OO

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6	British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
53,505,470 ordinary shares(5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
53,505,470 ordinary shares(5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,505,470 ordinary shares(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%(6)

14	TYPE OF REPORTING PERSON
CO

(5) Including (a) 40,890,738 ordinary shares and 3,526,857 ADSs, representing 7,053,714 ordinary shares held by Conner Growth Holding Limited, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

(6) The calculation of this percentage is based on 225,271,403 ordinary shares of the Issuer, par value US$US$0.000067 per share, outstanding as of September 30, 2023, as informed by the Issuer.

13D
CUSIP No. 53225G102

NAMES OF REPORTING PERSONS
1
He Jian
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
2		(b)	☒

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4	OO

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION
6	People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
55,485,472 ordinary shares(7)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
55,485,472 ordinary shares(7)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,485,472 ordinary shares(7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6%(8)

14	TYPE OF REPORTING PERSON
IN

(7) Including (a) 40,890,738 ordinary shares and 3,526,857 ADSs, representing 7,053,714 ordinary shares held by Conner Growth Holding Limited, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited, and (d) 990,001 ADSs, representing 1,980,002 ordinary shares held by He Jian.

(8) The calculation of this percentage is based on 225,271,403 ordinary shares of the Issuer, par value US$US$0.000067 per share, outstanding as of September 30, 2023, as informed by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D/A (this "Amendment") relates to ordinary shares, par value US$0.000067 per share (the "Ordinary Shares"), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer"), whose principal executive offices are located at 4 Pandan Crescent, #03-03 Logos eHub, Singapore (128475). Two Ordinary Shares of the Issuer are represented by one American depository share (the "ADS").

This Amendment No. 7 amends and supplements the statement on Schedule 13D filed on March 6, 2020 (the “Initial Statement”), the Amendment No. 1 on Schedule 13D/A filed on June 25, 2021, the Amendment No. 2 on Schedule 13D/A filed on September 23, 2022, the Amendment No.3 on Schedule 13D/A filed on October 3, 2022, the Amendment No. 4 on Schedule 13D/A filed on January 4, 2023, the Amendment No. 5 on Schedule 13D/A filed on June 6, 2023 and the Amendment No. 6 on Schedule 13D/A filed on December 13, 2023. Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 2.	Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Itelite Holding Limited, a company incorporated in the British Virgin Islands (“Itelite”);

•	Ezbuy Talents Holding Limited, a company incorporated in the British Virgin Islands (“Ezbuy Talents”);

•	Conner Growth Holding Limited, a company incorporated in the British Virgin Islands (“Conner Growth”); and

•	Mr. He Jian, an individual (“He Jian”).

The principal occupation of He Jian is (i) the chairman of the board of directors, the chief executive officer and a director of the Issuer and (ii) the sole beneficial owner and the sole director of Conner Growth, Ezbuy Talents and Itelite. The principal business of Conner Growth, Ezbuy Talents and Itelite is to hold He Jian’s beneficial interest in the Issuer.

The address of the principal business and office of the Reporting Persons is 4 Pandan Crescent, #03-03 Logos eHub, Singapore (128475).

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses of the Reporting Persons to Rows (4) of the cover pages and the information set forth in Item 4 of this Amendment are incorporated herein by reference.

Item 4.	Purpose of Transaction

On December 28, 2023, Conner Growth purchased with its own fund 5,196,584 Ordinary Shares, representing approximately 2.3% of the total outstanding Ordinary Shares of the Issuer, from an independent third party through arm's-length negotiation at an average price of US$0.5 per Ordinary Share. On December 28, 2023, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was approximately US$0.5 per Ordinary Share.

As a result, Mr. He Jian beneficially holds 55,485,472 Ordinary Shares in the form of ordinary shares and ADS as of December 28, 2023, representing approximately 24.6% of total outstanding Ordinary Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.

Itelite and Ezbuy are wholly owned subsidiaries of Conner Growth and, accordingly, Conner Growth may be deemed to be interested in the shares held by Itelite and Ezbuy. Itelite may be deemed to own beneficially 1,159,772 Ordinary Shares, representing approximately 0.5% of the total outstanding Ordinary Shares of the Issuer. Ezbuy Talents may be deemed to own beneficially 5,561,018 Ordinary Shares, representing approximately 2.5% of the total outstanding Ordinary Shares of the Issuer. Conner Growth may be deemed to own beneficially 53,505,470 Ordinary Shares, representing approximately 23.8% of the total outstanding Ordinary Shares of the Issuer. He Jian is the sole beneficial owner of Conner Growth, Ezbuy Talents and Itelite. Pursuant to Rule 13d-3, he may be deemed to have Conner Growth’s, Ezbuy Talents’ and Itelite’s beneficial ownership over the Issuer. Accordingly, He Jian may be deemed to beneficially own 55,485,472 Ordinary Shares, representing approximately 24.6% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 225,271,403 outstanding Ordinary Shares as of September 30, 2023, as informed by the Issuer.

(c)

Except as described in Item 4 which is incorporated herein by this reference, since the filing of the Amendment No. 6 on Schedule 13D/A filed on December 13, 2023, none of the Reporting Persons has effected any transactions in Ordinary Shares or ADS.

(d)

None.

(e)

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the ordinary shares, par value $0.000067 per share of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands, and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 3, 2024.

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian